July 14, 2005



VIA U.S. MAIL AND FAX (919) 783-9934

Alton L. Smith, III
General Partner and Principal Financial Officer
Carolina Investment Partners, Limited Partnership
4000 Blue Ridge Road, Suite 100
Raleigh, North Carolina, 27612

Re: 	Carolina Investment Partners, Limited Partnership
 	Form 10-K for the year ended December 31, 2004
     	File No. 000-15571

Dear Mr. Smith:

      We have reviewed your response letter dated May 13, 2005 and have the following additional comments.

      Where indicated, we think you should revise your document in response to these comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2004

Statement of Cash Flows, page F-5

1. We have considered your response to our prior comment 1. In your response you indicate that the Company issued checks to limited partners to replace distribution checks that became void based on the age. Explain to us how this is different from a distribution to limited partners. Please tell us your basis in GAAP for reflecting the amount as an operating activity in your Statement of Cash Flows.
Additionally, please tell us how the recordation of the distributions not claimed by the limited partners was originally reflected in your
Statement of Cash Flows.





Form 10-Q for the quarter ended March 31, 2005

Note B Land Held For Investment and Related Commitments and
Transactions, page 6

2. We have considered your response to our prior comment 3. We note that you received a 1.99 acre parcel from the North Carolina Department of Transportation during the first quarter of 2005. Explain to us any relation that this land has to the dedication of
1.6 acres to the Town of Cary noted in our prior comment 3. Also, tell us your basis in GAAP for recording the 1.99 acre parcel as revenue.

3. To the extent that the receipt of the 1.99 acre parcel did not result in cash flows, revise the statement of cash flows as appropriate to exclude the noncash effect of this transaction and report it in accordance with paragraph 32 of SFAS 95.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.

      If you have any questions, you may contact Robert Telewicz at
(202) 551-3438 or me at (202) 551-3414.

      Sincerely,



							Jorge Bonilla
      Senior Staff Accountant
??

??

??

??

Mr. Smith, III
Carolina Investment Partners, Limited Partnership
July 14, 2005
Page 2